PEASE OIL AND GAS COMPANY AND SUBSIDIARIES


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           Page


Independent Auditor's Report............................................... F-2

Consolidated Balance Sheet - December 31, 1995 ............................ F-3

Consolidated Statements of Operations - For the Years Ended
      December 31, 1995 and 1994........................................... F-5

Consolidated Statements of Stockholders' Equity - For the Years
      Ended December 31, 1995 and 1994..................................... F-7

Consolidated Statements of Cash Flows - For the Years Ended
      December 31, 1995 and 1994........................................... F-8

Notes to Consolidated Financial Statements................................. F-10

                          INDEPENDENT AUDITOR'S REPORT






Board of Directors
Pease Oil and Gas Company
Grand Junction, Colorado



We have audited the accompanying consolidated balance sheet of Pease Oil and Gas Company and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pease Oil and Gas Company and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1, the Company changed its method of accounting for long-lived assets during the fourth quarter of 1994.




HEIN + ASSOCIATES LLP


Denver, Colorado
March 2, 1996



                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1995


                                     ASSETS

CURRENT ASSETS:
       Cash and equivalents ..................................   $    677,275
       Trade receivables, net of allowance of $51,000 ........        963,315
       Inventory .............................................        532,289
       Prepaid expenses and other ............................         77,844
       Common stock subscription receivable, 91,667 shares ...         68,750
                                                                 ------------
                    Total current assets .....................      2,319,473
                                                                 ------------

OIL AND GAS PROPERTIES, at cost (successful efforts method):
       Undeveloped properties ................................        377,606
       Developed properties ..................................      9,149,516
                                                                 ------------
                    Total oil and gas properties .............      9,527,122
       Less accumulated depreciation and depletion ...........     (3,608,917)
                                                                 ------------
                    Net oil and gas properties ...............      5,918,205
                                                                 ------------
PROPERTY, PLANT AND EQUIPMENT, at cost:
       Gas plant .............................................      4,095,227
       Service equipment and vehicles ........................        855,025
       Buildings and office equipment ........................        529,703
                                                                 ------------
                    Total property, plant and equipment ......      5,479,955
       Less accumulated depreciation .........................     (1,034,731)
                                                                 ------------
                    Net property, plant and equipment ........      4,445,224
                                                                 ------------
OTHER ASSETS:
       Assets held for sale ..................................         92,432
       Non-compete agreements, net of accumulated amortization
              of $207,326 ....................................        352,674
       Other .................................................        311,718
                                                                 ------------
                    Total other assets .......................        756,824
                                                                 ------------
TOTAL ASSETS .................................................   $ 13,439,726
                                                                 ============





                     The accompanying notes are an integral
                part of these consolidated financial statements.

                                       F-3


                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1995
                                   (continued)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
       Current maturities of long-term debt ..................     $1,100,474
       Accounts payable, trade:
              Natural gas purchases ..........................        899,878
              Other ..........................................        272,689
       Accrued production taxes ..............................        303,287
       Other accrued expenses ................................        243,325
                                                                  -----------
                    Total current liabilities ................      2,819,653
                                                                  -----------
LONG-TERM LIABILITIES:
       Long-term debt, less current maturities:
              Related parties ................................        338,741
              Other ..........................................        884,418
       Accrued production taxes ..............................        379,652
                                                                  -----------
                    Total long-term liabilities ..............      1,602,811
                                                                  -----------
COMMITMENTS AND CONTINGENCIES (NOTES 5 and 9)

STOCKHOLDERS' EQUITY:
       Preferred Stock, par value $.01 per share,
              2,000,000 shares  authorized, 202,688 shares
              of Series A Cumulative Convertible Preferred
              Stock issued and outstanding (liquidation
              preference of $2,280,000) ......................          2,027
       Common Stock, par value $.10 per share, 25,000,000 shares
              authorized, 7,180,804 shares issued and outstanding     718,081
       Additional paid-in capital ............................     16,560,194
       Accumulated deficit ...................................     (8,263,040)
                                                                 ------------
                    Total stockholders' equity ...............      9,017,262
                                                                 ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...................   $ 13,439,726
                                                                 ============




                     The accompanying notes are an integral
                part of these consolidated financial statements.


                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                         FOR THE YEARS ENDED
                                                             DECEMBER 31,
                                                      -------------------------
                                                           1995          1994
                                                      -----------     ---------
REVENUE:
         Gas plant:
                 Marketing and trading ...........    $ 3,872,565    $ 5,849,878
                 Processing ......................      1,135,050        888,743
                                                      -----------    -----------
                          Total gas plant ........      5,007,615      6,738,621
         Oil and gas sales .......................      2,623,782      3,220,761
         Oil field services ......................        740,709      1,279,013
         Oil field supply and equipment ..........        562,032        720,928
         Well administration and other income ....        106,122        109,376
                                                      -----------    -----------
                          Total revenue ..........      9,040,260     12,068,699
                                                      -----------    -----------

OPERATING COSTS AND EXPENSES:
         Gas plant:
                 Marketing and trading ...........      3,404,169     5,315,241
                 Processing ......................        942,867       573,206
                                                      -----------   -----------
                          Total gas plant ........      4,347,036     5,888,447
         Oil and gas production ..................      1,617,318     2,189,780
         Oil field services ......................        721,794     1,183,501
         Oil field supply and equipment ..........        669,794       663,500
         General and administrative ..............      1,059,306     1,617,107
         Depreciation, depletion and
                amortization ......................     1,292,314     1,614,590
         Impairment of oil and gas properties ....          --          934,211
         Dry holes, plugging, and abandonment ....         18,786       315,809
         Restructuring costs .....................        226,986         --
                                                     ------------   -----------
                          Total operating costs
                             and expenses ........      9,953,334    14,406,945
                                                     ------------   -----------

LOSS FROM OPERATIONS .............................       (913,074)   (2,338,246)
                                                     ------------   -----------

OTHER INCOME (EXPENSES):
         Interest expense ........................       (306,435)     (324,251)
         Gain on sale of assets ..................         75,073        55,372
                                                     ------------   -----------
                 Net .............................       (231,362)     (268,879)
                                                     ------------   -----------

LOSS BEFORE INCOME TAXES .........................     (1,144,436)   (2,607,125)
         Income tax benefit ......................        379,000       900,000
                                                      ------------   -----------

NET LOSS .........................................   $   (765,436)   (1,707,125)
                                                     ============    ===========



                     The accompanying notes are an integral
                part of these consolidated financial statements.

                                       F-5

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (continued)



                                                         FOR THE YEARS ENDED
                                                             DECEMBER 31,
                                                      -------------------------
                                                           1995          1994
                                                      -----------     ---------


NET LOSS .......................................   $   (765,436)   $ (1,707,125)

         Preferred stock dividends:
                 Declared ......................           --          (868,335)
                 Converted in tender offer .....       (117,000)           --
                 In arrears ....................       (202,688)       (289,742)
                                                    ------------    ------------
                          Total preferred stock
                              dividends ........       (319,688)     (1,158,077)
                                                    ------------    ------------
                          Loss before non-cash
                              inducement .......     (1,085,124)     (2,865,202)

         Non-cash inducement in tender offer
             (Note 1) ..........................     (1,523,906)          --
                                                   ------------    ------------
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS .....   $ (2,609,030)   $ (2,865,202)
                                                   ============    ============
NET LOSS PER COMMON SHARE:
         Before non-cash inducement ............   $       (.18)   $      (2.32)
         Non-cash inducement (Note 1) ..........           (.24)          --
                                                   ------------    ------------
                                                   $       (.42)   $      (2.32)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF
         COMMON SHARES OUTSTANDING .............      6,190,000       1,235,000
                                                   ============    ============













                     The accompanying notes are an integral
                part of these consolidated financial statements.


                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                                       Preferred Stock               Common Stock            Additional
                                                   ---------------------      --------------------------      Paid-in
                                                      Shares      Amount         Shares        Amount         Capital
                                                    ---------   --------       ---------     -----------     -----------

BALANCES, January 1, 1994 ......................   1,157,780   $ 11,578         993,934   $      99,394   $ 15,927,036

  Proceeds from sale of debentures
      converted to common stock ................        --         --           909,219          90,922      1,363,828
  Proceeds from sale of common
      stock for cash ...........................        --         --           289,125          28,912        433,688
  Offering costs ...............................        --         --             --              --          (252,494)
  Exchange of notes payable for
     common stock ..............................        --         --            93,750           9,375        140,625
  Return of common stock for
    cancellation of receivables................         --         --             --              --              --
  Preferred dividends declared for
    $.75 per share .............................        --         --             --              --          (868,355)
  Net loss .....................................        --         --             --              --              --
                                                   ---------    --------    -----------     -----------    ------------
BALANCES, December 31, 1994 ....................   1,157,780     11,578       2,286,028         228,603     16,744,348
                                                   =========    ========    ===========     ===========    ============
  Conversion of preferred stock to
   common stock:
     In tender offer ...........................    (933,492)    (9,335)     4,200,716         420,072        (410,737)
     Other .....................................     (21,600)      (216)        56,739           5,673          (5,457)
  Acquisition of oil and gas
    properties for common stock ................        --         --           65,000           6,500          53,422
  Sale of common stock in private
    placement ..................................        --         --          500,000          50,000         325,000
  Offering costs ...............................        --         --             --              --           (77,953)
  Issuance of common stock to
    directors and employees for
    services and other .........................        --         --           21,036           2,104          11,327
  Settlement of trade payable for
    common stock ...............................        --         --           63,206           6,321         (30,948)
  Cancellation of treasury shares ..............        --         --          (11,921)         (1,192)        (48,808)
  Net loss .....................................        --         --             --              --              --
                                                    ---------   ---------     ---------     ----------      -----------
BALANCES, December 31, 1995 ....................     202,688   $  2,027      7,180,804    $    718,081    $ 16,560,194
                                                    =========   =========     =========     ===========     ===========

                                                                         Treasury Stock            Stock           Total
                                                      Accumulated    -----------------------   Subscriptions   Stockholders'
                                                        Deficit         Shares      Amount       Receivable       Equity
                                                      -----------    ---------   -----------   -------------   ------------
BALANCES, January 1, 1994 ..........................  $ (5,790,479)   12,241      $  (52,600)   $ (109,709)    $ 10,085,220

  Proceeds from sale of debentures
      converted to common stock ....................        --         --             --              --         1,454,750
  Proceeds from sale of common
      stock for cash ...............................        --         --             --              --           462,600
  Offering costs ...................................        --         --             --              --          (252,494)
  Exchange of notes payable for
     common stock ..................................        --         --             --              --           150,000
  Return of common stock for
    cancellation of receivable ....................         --        16,474         (79,988)      109,709          29,721
  Preferred dividends declared for
    $.75 per share .................................        --         --             --              --          (868,355)
  Net loss .........................................    (1,707,125)    --             --              --        (1,707,125)
                                                          -----------  --------     -----------     -----------   ------------
BALANCES, December 31, 1994 ........................    (7,497,604)   28,715        (132,588)         --         9,354,337
                                                        ===========  ========     ===========     ===========   ============
  Conversion of preferred stock to
   common stock:
     In tender offer ...............................        --         --             --              --             --
     Other .........................................        --         --             --              --             --
  Acquisition of oil and gas
    properties for common stock ....................        --         --             --              --            59,922
  Sale of common stock in private
    placement ......................................        --         --             --              --           375,000
  Offering costs ...................................        --         --             --              --           (77,953)
  Issuance of common stock to
    directors and employees for
    services and other .............................        --         --             --              --            13,431
  Settlement of trade payable for
    common stock ...................................        --         --             --              --            57,961)
  Cancellation of treasury shares ..................        --       (11,921)         50,000          --             --
  Net loss ........................................      (765,436)    --             --              --          (765,436)
                                                       ----------- ---------      ----------     ----------     -----------
BALANCES, December 31, 1995 ........................  $ (8,263,040)    --         $   --        $     --       $  9,017,262
                                                       =========== =========      ==========     ==========     ===========

                     The accompanying notes are an integral
                part of these consolidated financial statements.


                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (continued)

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             FOR THE YEARS ENDED
                                                                 DECEMBER 31,
                                                         --------------------------
                                                             1995         1994
                                                         -----------   ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss .........................................   $  (765,436)   $(1,707,125)
   Adjustments to reconcile net loss to net cash
      provided by operating activities:
        Provision for depreciation and depletion ....     1,200,487      1,518,590
        Amortization of intangible assets ...........       109,381        120,588
        Abandonment and impairment of oil and gas
           properties ...............................          --        1,250,020
        Deferred income taxes .......................      (400,000)      (900,000)
        Gain on sale of property and equipment ......       (75,073)       (55,372)
        Provision for bad debts .....................        35,176        101,755
        Issuance of common stock for services and
          settlement of payable .....................        71,392           --
        Other .......................................       (41,770)       (64,604)
        Changes in operating assets and liabilities:
            (Increase) decrease in:
               Trade receivables ....................       625,286       (241,509)
               Inventory ............................       296,824        (57,170)
               Prepaid expenses and other ...........        14,001         12,683
            Increase (decrease) in:
               Accounts payable .....................      (529,581)     1,015,685
               Accrued expenses .....................      (160,512)      (220,196)
                                                        -----------    -----------
        Net cash provided by operating activities ...       380,175        773,345
                                                        -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures for property and equipment ..      (387,403)    (2,466,757)
   Purchase of restricted investments ...............          --         (160,000)
   Proceeds from redemption of certificate of deposit        43,000         31,000
   Proceeds from sale of property and equipment .....       823,631         91,032
                                                        -----------    -----------
      Net cash provided by (used in) investing
          activities ................................       479,228     (2,504,725)
                                                        -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt .....................          --        1,522,877
   Repayment of long-term debt ......................      (943,341)    (1,139,028)
   Proceeds from sale of common stock ...............       281,250        462,600
   Proceeds from sale of debentures .................          --        1,454,750
   Offering costs ...................................       (52,953)      (252,494)
   Preferred stock dividends paid ...................          --       (1,158,018)
                                                        -----------    -----------
       Net cash provided by (used in financing
           activities ...............................      (715,044)       890,687
                                                        -----------    -----------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS .........       144,359       (840,693)

CASH AND EQUIVALENTS, beginning of year .............       532,916      1,373,609
                                                        -----------    -----------
CASH AND EQUIVALENTS, end of year ...................   $   677,275    $   532,916
                                                        ===========    ===========

                                                             FOR THE YEARS ENDED
                                                                 DECEMBER 31,
                                                         --------------------------
                                                              1995         1994
                                                         -----------   ------------


SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
   Cash paid for interest ...........................   $   273,735    $   255,265
                                                        ===========    ===========
   Cash paid for income taxes .......................   $    21,000             $-
                                                        ===========    ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
 AND FINANCING ACTIVITIES:
   Long-term debt incurred for purchase
       of vehicles ..................................   $    24,992    $    96,667
   Acquisition of oil and gas properties
       for common stock .............................        59,922           --
   Common stock subscription receivable .............        68,750           --
   Treasury stock acquired for cancellation
       of trade receivables .........................          --            9,988
   Offset of trade receivables to reduce
       related party debt ...........................          --           25,705
   Offset of accrued expenses to reduce
       common stock subscriptions ...................          --          109,709
   Exchange of notes payable to former
       director for 93,750 shares of ................          --          150,000
   Contract payable for purchase of minority
       interest in LGPCo ............................          --          160,000
   Return of 14,000 shares of common stock
        by director for stock subscription
        receivable ..................................          --           70,000
























                     The accompanying notes are an integral
                part of these consolidated financial statements.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Nature of Operations - Pease Oil and Gas Company (the  "Company")  explores for, develops, produces and sells oil and natural gas; transports, processes, sells, markets and trades natural gas and natural gas liquids at a gas processing plant; performs oil and gas well completion and operational services; and sells new, used and reconditioned oil and gas production equipment and oil field supplies. The Company conducts its business through the following wholly-owned subsidiaries: Loveland Gas Processing Company, Ltd. ("LGPCo"); Pease Oil Field Services, Inc.; Pease Oil Field Supply, Inc.; and Pease Operating Company, Inc.

     Principles of Consolidation - The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

     Cash and Equivalents - For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     Oil and Gas Producing Activities - The Company follows the "successful efforts" method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well are charged to expense. The costs of development wells are capitalized whether productive or nonproductive. Geological and geophysical costs and the costs of carrying and retaining undeveloped properties are expensed as incurred. Management estimates that the salvage value of lease and well equipment will approximately offset the future liability for plugging and abandonment of the related wells. Accordingly, no accrual for such costs has been recorded.

     Depletion and depreciation of capitalized costs for producing oil and gas properties is provided using the units-of-production method based upon proved reserves. Depletion and depreciation expense for the Company's oil and gas properties amounted to $741,924 and $884,100 for the years ended December 31, 1995 and 1994, respectively.

     Impairment of Long-Lived  Assets - In March 1995, the Financial  Accounting
          Standards Board issued statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets." SFAS No. 121 changes the Company's method of determining impairment for all long-lived assets, including proved oil and gas properties. During the fourth quarter of 1994, the Company adopted SFAS No. 121, which requires the Company to assess impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. When an assessment for impairment of oil and gas properties is performed, the Company is required to compare the net carrying value of proved oil and gas properties on a lease-by-lease basis (the lowest level at which cash flows can be determined on a consistent basis) to the related estimates of undiscounted future net cash flows for such properties. If the net carrying value exceeds the net cash flows, then impairment is recognized to reduce the carrying value to the estimated fair value. At December 31, 1994, the estimated fair value of the impaired properties was determined by using 1994

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          year-end prices and costs and discounting the estimated cash flows using a discount rate commensurate with the risks involved which management estimated at 10% annually. As a result of this change, the Company recognized impairment expense of approximately $900,000 in 1994, which resulted in an increase in net loss per share of approximately $.73. Management believes this impairment charge primarily results from the change in accounting rather than a change in the economic and operating conditions related to the properties. The allowance for impairment is included in accumulated depreciation and depletion in the accompanying balance sheet.

     Property, Plant and Equipment - Property, plant, and equipment is stated at cost. Depreciation of property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

                                                     YEARS
                                                     ------

               Gas plant ............................   17
               Service equipment and vehicles .......  4-7
               Buildings and office equipment .......  7-15

          Depreciation   expense  related  to  property,   plant  and  equipment
          amounted to $458,563 and $634,490 for the years ended December 31, 1995 and 1994, respectively.

          The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of properties sold, or otherwise disposed of, and the related accumulated depreciation or amortization are removed from the accounts, and any gains or losses are reflected in current operations.

     Non-compete Agreements - The costs of non-compete agreements were incurred in connection with the 1993 acquisition of substantially all of the Company's assets. These costs are being amortized over the terms of the two to ten-year agreements on a straight-line basis. Amortization expense related to the non-compete agreements was $91,827 and $96,000 for the years ended December 31, 1995 and 1994, respectively.

     Inventory - Inventory consists primarily of oil and gas production equipment and oil field supplies. These items are generally held for resale. At December 31, 1995, inventory also includes approximately $100,000 of crude oil, fuel, and propane. Inventory is carried at the lower of cost or market, cost being determined generally under the first-in, first-out (FIFO) method of accounting, or where possible, by specific identification. The Company has classified $200,000 of used oil field equipment inventory as long-term (included with other assets), because based on current inventory usage, it is not expected to be sold within the next year.

     Accounting  Estimates  -  The   preparation  of  financial   statements  in
          conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          The Company's financial statements are based on a number of significant estimates including the allowance for doubtful accounts, accrued production taxes, realizability of intangible assets, selection of the useful lives for property, plant and equipment, and oil and gas reserve quantities which are the basis for the calculation of depreciation, depletion, and impairment of oil and gas properties. The Company's reserve estimates are determined by an independent petroleum engineering firm. However, management emphasizes that reserve estimates are inherently imprecise and that estimates of more recent discoveries are more imprecise than those for properties with long production histories. At December 31, 1995, approximately 50% of the Company's oil and gas reserves are attributable to non-producing properties. Accordingly, the Company's estimates are expected to change as future information becomes available.

          As mandated under SFAS No. 121, the Company is required under certain to circumstances evaluate the possible impairment of the carrying value of its long-lived assets. For proved oil and gas properties, this involves a comparison to the estimated future undiscounted cash flows, which is the primary basis for determining the related fair values for such properties. In addition to the uncertainties inherent in the reserve estimation process, these amounts are affected by historical and projected prices for oil and natural gas which have typically been volatile. It is reasonably possible that the Company's oil and gas reserve estimates will materially change in the forthcoming year.

          At December 31, 1995, the Company's gas plant had a net carrying value of approximately $3,600,000. The determination of impairment of the gas plant may change in the future based on the Company's ability to continue to develop its properties whereby sufficient quantities of natural gas and liquids are available to operate the plant profitably.

          Additionally, at December 31, 1995, the Company has net capitalized costs of approximately $242,000 related to a waterflood project in progress. If this project is ultimately unsuccessful, these costs will be charged to operations.

     Income Taxes - Income taxes are provided for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the Company's assets and liabilities.

     Revenue Recognition - The Company recognizes gas plant revenues and oil and gas sales upon delivery to the purchaser. Revenues from oil field services are recognized as the services are performed. Oil field supply and equipment sales are recognized when the goods are shipped to the customer.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     Net Loss Per Common Share - Net loss per common share is computed by dividing the net loss applicable to common stockholders (which includes accrued but unpaid preferred dividends) by the weighted average number of common shares outstanding during the year. All common stock equiva lents have been excluded from the computations because their effect would be anti-dilutive.

          In connection with the 1995 conversion of preferred stock to common stock discussed in Note 6, the Company experienced a significant change in its capital structure. The pro forma effect of these changes, as if the conversions occurred on January 1, 1994, would have resulted in a reduction in the 1994 loss applicable to common stockholders from ($2.32) per share to ($.35) per share. The pro forma effect, as if the conversions occurred on January 1, 1995, would have resulted in a reduction in net loss applicable to common stockholders before non-cash inducement from ($.18) per share to ($.14) per share. The pro forma loss per share calculations give effect to 4,257,455 common shares which were issued in the conversion and the elimination of dividends related to the converted preferred shares of approximately $933,000 for 1994 and $117,000 for 1995. However, the pro forma information does not give effect to the inducement discussed in the following paragraph.

          The Company completed a tender offer to the Company's preferred stockholders in February 1995. In connection therewith, the Company offered the preferred holders 4.5 common shares for each preferred share owned. The 4.5 shares represented an increase from the original terms of the preferred stock which provided for 2.625 common shares for each preferred share. Under a recently issued accounting pronouncement, the Company was required to reduce earnings available to common stockholders by the fair value of the additional shares which were issued to induce the preferred stockholders to convert their shares. Since the Company issued an additional 1,750,000 common shares in the tender offer compared to the shares that would have been issued under the original terms of the preferred stock, the Company was required to deduct the fair value of these additional shares of $1,523,906 from earnings available to common stockholders. This non-cash charge resulted in the reduction of earnings per share by $.24 for the year ended December 31, 1995.

          While this charge is intended to show the cost of the inducement to the owners of the Company's common shares immediately before the tender offer, management does not believe that it accurately reflects the impact of the tender offer on the Company's common stockholders. As disclosed to the preferred stockholders in connection with the tender offer, the book value per share of common stock increased from a negative amount to approximately $1.00 per share as a result of the tender offer. Therefore, management believes that, even though the current accounting rules require the $.24 charge per common share, there are other significant offsetting factors by which the common shareholders benefited from this conversion which are not reflected in the 1995 earnings per share presentation.

          Impact of Recently Issued Accounting Standards - In October 1995, the Financial Accounting Standards Board issued a new statement titled "Accounting for Stock-Based Compensation" (SFAS 123). The new statement is effective for fiscal years beginning after December 15, 1995. SFAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on fair value. Companies that do not adopt the fair value accounting rules must disclose the impact of adopting the new method in the notes to the financial statements. Transactions in equity instruments with non-employees for goods or services must be accounted for on the fair value method. For transactions with employees, the Company currently does

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          not intend to adopt the fair value accounting under SFAS 123, and will be subject only to the related disclosure requirements.

     Reclassifications - Certain reclassifications have been made to the 1994 financial statements to conform to the presentation in 1995. The reclassifications had no effect on the 1994 net loss.


2.           RESTRUCTURING:

          In light of declining natural gas prices, declining rig counts, lackluster margins and the competitive environment inherent in the oil and gas industry, the Company has taken steps to reduce operating costs, increase efficiencies, reduce operating risks and generate additional working capital. During the second quarter of 1995, the Company announced a restructuring program that included substantially downsizing its service and supply businesses and closing its administrative office in Denver, Colorado. As a result of this restructuring, 35 of the Company's 70 employees were terminated, service equipment was sold for net proceeds of approximately $602,300, and the Company is continuing efforts to liquidate land and buildings with a carrying value of $92,432 at December 31, 1995.

          As of December 31, 1995, the Company has recognized $226,986 of costs incurred in connection with both the tender offer discussed in
          Note 6, and the restructuring discussed above. The costs recognized in the restructuring consist primarily of severance pay, a loss on the abandonment of the office lease, and a $90,000 loss from the liquidation of inventory at an auction.

          The operating revenues and net operating loss of the service and supply businesses, exclusive of restructuring charges and gains on sales of assets, were as follows:


                                           YEAR ENDED DECEMBER 31,
                                         --------------------------
                                             1995        1994
                                         ----------   ------------

               Revenues .............   $ 1,302,741    $ 1,999,941
               Operating costs ......    (1,391,588)    (1,847,001)
               Depreciation .........      (157,380)      (306,980)
                                        -----------    -----------

                   Net operating loss   $  (246,227)   $  (154,040)
                                        ===========    ===========


          Substantially,   all  of  the  1995  net  operating  loss  from  these
          operations was incurred prior to completion of the restructuring discussed above.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



3.        LONG-TERM DEBT:

          Long-term debt at December 31, 1995 consists of the following:

          Unaffiliated Parties:

          Note payable to a bank, which was restructured in March 1995 as described below.  $1,762,802 Interest was computed at the bank's prime rate plus 3% (11.5% at December 31, 1995). Collateralized by substantially all of the Company's oil and gas  properties  and the gas plant.  The note  prohibits the payment  of  dividends  to  common  stockholders,  has other
          financial covenants.                                       $ 1,762,802

          Convertible  12% debentures due May 1996. The debentures are unsecured and are  convertible  into 82,353 shares of common
          stock.                                                          70,000

          Other installment notes.  Interest at 6.9% to 9.75%, monthly principal  and  interest  payments of  approximately  $3,440 through June 1999.  All of the notes are  collateralized  by
          vehicles.                                                       85,423

          Contract  payable,   $4,444  credited  monthly  against  gas
          purchases,  due July 1997,  collateralized by certificate of
          deposit.                                                        66,667
                                                                      ----------
               Total unaffiliated parties                              1,984,892

          Related Parties:

          Note payable to the Company's president and CEO. Interest at
          6%,  annual ,000  principal  payments of $65,000 due January
          1997 and 1998. The note is convertible  into common stock at
          $5.00 per share and is collateralized by equipment.            130,000

          Unsecured  notes payable to the Company's  president and CEO and various entities ,717 controlled by him.  Interest at 8%
          to 10% with principal and interest due January 1, 1997.        176,717

          Accrued interest                                                32,024
                                                                      ----------
               Total related parties                                     338,741
                                                                      ----------
          Total long-term debt                                         2,323,633

          Less current maturities                                    (1,100,474)
                                                                      ---------
               Total  long-term debt,  less current  maturities      $1,223,159
                                                                      =========

         PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          In March 1995, the credit agreement related to the $1,762,802 note payable described above was restructured whereby the Company is required to pay monthly principal payments of the greater of $81,905 through September 1996 ($69,167 from October 1996 to maturity in September 1997), or 40% of net oil and gas revenues from properties acquired in the Skaer acquisition plus $60,000 per month. Since September 1995, when this provision was first applied, the Company has been making principal payments of $81,905. In connection with the restructuring, the interest rate was also increased to prime plus 3%.

          In May 1995, the Company retired $22,500 of the convertible debentures discussed in Note 3 and renegotiated the terms of the remaining $70,000 of debentures to provide for an extended maturity date of May 1996. The conversion price was reduced from $6.25 to $.85 per share of common stock, and the interest rate was increased from 10% to 12%.

          The  aggregate    maturities    of  long-term  debt  are  as
          follows:


           Year Ending          Related
           December 31,         Parties      Others       Total
           ------------       ----------   ----------   ----------
               1996 ........  $     --     $1,100,474   $1,100,474
               1997 ........     273,741      864,465    1,138,206
               1998 ........      65,000       14,204       79,204
               1999 ........        --          5,749        5,749
                              ----------   ----------   ----------
                              $  338,741   $1,984,892   $2,323,633
                              ==========   ==========   ==========

4.        INCOME TAXES:

          The Company's income tax benefit consists of the following:


                                           Years Ended December 31,
                                          -------------------------
                                               1995        1994
                                           ----------  -----------

               Current provision .......   $ (21,000)   $   --
               Deferred benefit ........     400,000      900,000
                                            --------    ---------
                             Total .....   $ 379,000    $ 900,000
                                           =========    ==========

              PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          A  reconciliation  of  the  income   tax   benefit   at  the
          statutory rate to the income tax benefit reported in the accompanying financial statements is as follows:


                                                     Years Ended December 31,
                                                     ------------------------
                                                          1995        1994
                                                       ---------    ---------
             Computed tax benefit at the
                  expectd statutory rate ............  $ 389,100    $ 886,400
             State income taxes and other ...........     10,900       13,600
             Federal income taxes assessed
                  in audit .........................     (21,000)        --

                         Total .....................   $ 379,000    $ 900,000


          Deferred   tax  assets   (liabilities)  as  of  December 31,
          1995 are comprised of the following:

         Long-term Assets:
            Net operating loss carryforwards ..................     $ 3,350,000
            Tax credit carryforwards ..........................         140,000
            Percentage depletion carryforwards ...............           60,000
            Other .............................................          45,000
                                                                    -----------
                     Total ......................................     3,595,000
            Less valuation allowance ............................    (1,385,000)
                                                                    -----------
                                                                      2,210,000
          Long-term liability for property and equipment ........    (2,210,000)
                                                                    -----------
                   Net long-term liability ......................   $      --
                                                                    ===========

          The Company has provided a valuation allowance for the net operating loss and credit carryforwards based upon the various expiration dates and the limitations which exist under IRS Sections 382 and 384.

          At December 31, 1995, the Company has net operating loss carryforwards for income tax purposes of approximately $9,000,000, which expire primarily in 2008 through 2010. Approximately $4,000,000 of these net operating losses are subject to limitations under IRS Sections 382 and 384. These losses may only offset future taxable income to the extent of approximately $350,000 per year and generally may not offset any gain on the sale of assets acquired in the acquisition of Skaer Enterprises, Inc. Additionally, the Company has tax credit carryforwards at December 31, 1995, of approximately $140,000 and percentage depletion carryforwards of approximately $150,000.

              PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



5.           COMMITMENTS AND CONTINGENCIES:

     Gas Contracts - The Company operates a natural gas processing plant (the "Gas Plant"). The Gas Plant has a contract with a major utility which calls for the major utility to purchase a minimum of 2.92 billion cubic feet ("BCF") and a maximum of 3.65 BCF of natural gas annually. The price paid by the major utility is on an MMBTU basis above the Colorado Interstate Gas Company's Northern Pipeline "spot" price. The contract has an expiration date of June 30, 1996.

          Historically,  the  price  paid  under  this   contract  has
          been at a premium above the market and has allowed the Company to conduct its marketing and trading activities. The loss of this market premium would substantially curtail or eliminate the Company's marketing and trading activities, which may have a material adverse impact on the Company's future operations. Management intends to enter into negotiations with the major utility as soon as possible in order secure a favorable long-term contract and to explore alternatives with other purchasers of natural gas in order to maximize the Company's natural gas revenue.

          The Company also has a contract with an independent producer that requires purchases of gas quantities at a fixed margin per MMBTU for any difference between plant sales and the contract volumes with the utility. These contracts also expire in June 1996, and are subject to standard industry cancellation or interruption provisions. The revenue and corresponding costs incurred pursuant to these contracts have been reflected as Gas Marketing and Trading in the consolidated statements of operations.

     Leases  -  The  Company  leases  its  office   facilities   under
          noncancellable operating leases. The total minimum commitments under these leases amounted to approximately $42,000 as of December 31, 1995. Total rent expense under all operating leases for the years ended December 31, 1995 and 1994, was $90,569 and $62,423, respectively.

     Employment  Agreements  - During  1994,  the  Board of  Directors
          approved employment agreements with the Company's executive officers. The agreements may be terminated by the officers upon 90 days notice or by the Company without cause upon 30 days notice. In the event of a termination by the Company without cause, the Company would be required to pay the officers their respective salaries for one to three years. If the termination occurs following a change in control, the Company would be required to make lump sum payments equivalent to two to three years salary for each of the officers.

     Profit Sharing Plan - The Company has established a 401(k) profit sharing plan that covers all employees with one month of service who elect to participate in the Plan. The Plan provides that the employees may elect to contribute up to 15% of their salary to the Plan. All of the Company's contributions are discretionary and amounted to $2,996 and $9,648 for the years ended December 31, 1995 and 1994, respectively.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     Contingencies - The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. The Company is not currently involved in any such incidental litigation which it believes could have a materially adverse effect on its financial condition or results of operations.


6.           STOCKHOLDERS' EQUITY:

     Preferred Stock - The Company has the  authority  to issue up to  2,000,000 shares of Preferred Stock, which may be issued in such series and with such preferences as determined by the Board of Directors. During 1993, the Company issued 1,170,000 shares of Series A Cumulative Convertible Preferred Stock (the "Preferred Stock").

          At December 31, 1995, the Preferred Stock had a liquidation preference of $11.25 per share ($10 liquidation value plus $1.25 of dividends in arrears), and each share of Preferred Stock was convertible into 2.812 shares of common stock and warrants to purchase
          2.812 common shares. Each warrant currently entitles the holder to purchase one share of common stock at $5.00 per share through 1996, and at $6.00 per share through August 13, 1998, when the warrants expire. The Preferred Stock will automatically convert into common stock if the reported sale of Preferred Stock equals or exceeds $13.00 per share for ten consecutive days. The Company may redeem the Preferred Stock at $10.00 per share plus any dividends in arrears, at any time after August 13, 1995. Each share of Preferred Stock is entitled to receive dividends at 10% per annum when, as and if declared by the Company's Board of Directors. Unpaid dividends accrue and are cumulative.

          At December 31, 1994, there were 1,157,780 shares of Preferred Stock issued and outstanding. The Board of Directors elected to forego the declaration of the regular quarterly dividend for the fourth quarter of 1994, resulting in preferred dividends in arrears of $.25 per share for an aggregate of $289,742 at December 31, 1994.

          In February 1995, the Company completed a tender offer to the preferred stockholders whereby the holders of the Preferred Stock were given the opportunity to convert each share of Preferred Stock and all accrued and undeclared dividends (including the full dividend for the quarters ended December 31, 1994 and March 31, 1995) into 4.5 shares of the Company's common stock. As a result of this tender offer, 933,492 shares of the preferred stock converted into 4,200,716 shares of the Company's common stock. Additionally, pursuant to the terms of the Preferred Stock, during 1995 holders of 21,600 shares of Preferred Stock elected to convert their shares into 56,739 shares of common stock.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          In connection with the tender offer, for each share of preferred stock that was converted, warrants to purchase 2.625 shares of the Company's common stock were issued, resulting in the issuance of warrants for an aggregate of 2,450,000 shares. The exercise price of the warrants is $5.00 per share through 1996 and increases to $6.00 per share through August 13, 1998 when the warrants expire.

          Through December 31, 1995, the Board of Directors has elected to forego the declaration of the regular quarterly dividend for five consecutive quarters resulting in dividends in arrears of approximately $253,000 ($1.25 per share) related to 202,688 outstanding shares of Preferred Stock. The terms of the Preferred Stock provide that the holders of the Preferred Stock are entitled to elect two additional directors if the aggregate amount of unpaid dividends equals six quarterly dividends on such shares. The Company is also prohibited from entering into certain transactions without an affirmative vote of the preferred stockholders. Otherwise, the preferred stockholders have no voting rights.

     Private Placements - On September 30, 1994, the Company completed a private placement of a total of $1,454,750 (including a total of $231,250 purchased by officers, directors, and affiliates) of 12% Convertible Unsecured Promissory Notes (the "Notes") from which the Company realized net proceeds of approximately $1,307,403. Effective September 30, 1994, the Notes were automatically converted into 909,219 shares of the Company's Common Stock, with a fair value of $1.60 per share.

          In October 1994, the Company completed a private placement of 289,125 shares of Common Stock at a price of $1.60 per share resulting in gross proceeds of $462,600 (net proceeds of approximately $357,500).

          In July 1995, the Company completed a private placement of 250,000 "Units" at $1.50 each. Each unit consists of two shares of common stock and one warrant to purchase one share of common stock at $1.25 per share. The warrants are exercisable after July 31, 1995, expire on April 30, 1997, and are redeemable by the Company at $0.25 per warrant. As of December 31, 1995, the Company had received proceeds of $306,250 related to this private placement and the remaining $68,750 was received in February 1996.

     Settlement of Trade Payable - In August 1995,  the Company  agreed to issue
          80,000 shares of its common stock, including 16,794 shares previously held in treasury, in settlement of a trade payable for approximately $58,000.

     Conversion of Related Party Notes Payable - In September 1994, $150,000 of uncollateralized 8% notes payable to related entities controlled by the Company's President and CEO were converted into 93,750 shares of the Company's common stock, with a fair value of $1.60 per share.

     StockOption and Stock Appreciation Right Plans - The Company is authorized to grant options to pur chase up to 550,000 shares of the Company's common stock under its existing stock plans. The exercise price of each option granted must equal or exceed the fair market value of the Company's common stock on the date the options are granted. The options expire five years from the date of grant and to date no options have been exercised.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          In May 1995, the Board of Directors agreed to cancel options for 224,000 shares which were exercisable at prices ranging from $2.25 to $7.91 per share. The Board concurrently granted new options for 295,600 shares at an exercise price of $.83 per share. Additionally, options for 99,000 shares expired in 1995, primarily due to the termination of employees. At December 31, 1995, outstanding stock options are summarized as follows:


                                         NON-STATUTORY OPTIONS       INCENTIVE STOCK OPTIONS
                                   -----------------------------  ---------------------------------
                                   Exercise  Number   Expiration  Exercise     Number   Expiration
                                    Price   of Shares    Date       Price    of Shares     Date
                                   -------- --------- ---------- ---------  ----------  -----------
          Director .............   $ 7.19   4,000      June 1996    $   --        --          --
          Director .............     3.44   5,000      March 1997       --        --          --
          Director .............     2.94  15,000      October          --        --          --
                                                       1998
          Officers and directors      .83 112,000      May 2000          .83   183,600   May 2000
          Officers and directors      --    --                           .70   120,000   June 2000
          Employees ............      --    --                           .70    20,000   June 2000
                                          -------                              -------
             Total .............          136,000                              323,600
                                          =======                              =======

     Warrants - During 1995, the Board of Directors granted warrants to purchase
          200,000 shares to a consulting firm. Warrants for 50,000 shares are exercisable for $.85 per share and the remaining 150,000 shares are exercisable for $1.25 per share. These warrants become exercisable in increments of 50,000 shares when the average trading price (for a period of 20 business days) of the Company's common stock amounts to $1.00, $1.50, $1.75, and $2.00. If not previously exercised, these warrants expire on December 31, 1996.

          In June 1995, the Company granted warrants to consultants for 40,000 shares of common stock. The warrants are exercisable for $.70 per share and expire in June 2000. In August 1995, the Company granted warrants to consultants for a total of 100,000 shares of common stock. The warrants are exercisable for $.75 per share and, if not previously exercised, they will expire in August 2000.

          In connection with private placements in 1994, the Company issued warrants to purchase 83,188 shares of the Company's Common Stock at an exercise price of $1.92 per share to brokers who sold the Notes and shares in the private placements. Subject to certain conditions, the warrants are redeemable at the option of the Company for $.25 per warrant. If not previously exercised, the warrants expire in August 1998.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          In  May  1995,  the  Board  of  Directors  canceled   warrants  to  a
          consultant to purchase 15,000 shares of the Company's common stock for $6.00 per share. The Board concurrently granted a new warrant to this individual to purchase 18,000 shares of common stock for $.83 per share. If not previously exercised, this warrant expires in May 2000.

          In connection with the Company's 1993 Preferred Stock offering, the Company issued warrants to the underwriter to purchase 90,000 shares of preferred stock at $12.00 per share. If not previously exercised, these warrants will expire in August 1998. In 1993, the Company also granted warrants to a consultant for the purchase of 60,000 shares of common stock. The warrants are exercisable for $6.00 per share and expire in November 1996.

     Non-Qualified  Stock  Options  - In  November  1994,  the  Company  granted non-qualified stock options to a former director to purchase 50,000 shares of common stock at approximately $3.34 per share. If not previously exercised, these options expire in November 1999. During 1995, the Company granted non-qualified options to a former director to purchase 77,000 shares of common stock for approximately $3.61 per share. If not previously exercised, these options expire in April 2000.

          Also see Note 9 for common stock, warrants, and options issued after year-end.


7.           FINANCIAL INSTRUMENTS:

          Statement of Financial Accounting Standards No. 107 requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, at December 31, 1995, management's best estimate is that the carrying amount of cash, receivables, notes payable to unaffiliated parties, accounts payable, and accrued expenses approximates fair value due to the short maturity of these instruments. Management estimates that fair value differs from carrying value for the following instruments:

                                                          Carrying   Estimated
                                                            Value    Fair Value
                                                        ----------  -----------
          Long-term portion of accrued production
                taxes .................................   $374,652   $330,000

          Notes payable to related parties ............    338,741    300,000

          Fair value of the above debt instruments was estimated using a market rate of interest equivalent to that charged by the Company's primary lender.


8.           SIGNIFICANT CONCENTRATIONS:

          Substantially all of the Company's accounts receivable at December 31, 1995, result from crude oil, natural gas sales, and joint interest billings to companies in the oil and gas industry. This concentration of customers and joint interest owners may impact the Company's overall credit risk, either positively

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          or negatively, since these entities may be similarly affected by changes in economic or other conditions. In determining whether or not to require collateral from a customer or joint interest owner, the Company analyzes the entity's net worth, cash flows, earnings, and credit ratings. Receivables are generally not collateralized; however, receivables from joint interest owners are subject to collection under operating agreements which generally provide lien rights. Historical credit losses incurred on trade receivables by the Company have been insignificant.

          The Company's oil and gas properties are predominantly located in a single basin in which the gas marketing arrangements are influenced by local supply and demand. Accordingly, in comparison to the net price received by gas producers in many other areas of the United States, the Company often realizes a lower net sales price. Additionally, since the Company's gas plant is located in this basin and its oil field service and supply operations are conducted in this basin, the Company is vulnerable to a curtailment in drilling activity in order to realize the value of oil field inventories and related operating assets.

          At December 31, 1995, the Company had a receivable from a major public utility for $506,000, which was collected in January 1996. For the years ended December 31, 1995 and 1994, the Company had natural gas sales to this customer which accounted for 46% and 53% of total revenues, respectively. The Company is in the process of renegotiating its contract with this purchaser (see Note 5).

          A  substantial  portion  of  the  Company's  debt  financing  shown in
          Note 3 was obtained from a single lender. At December 31, 1995, the Company has temporary cash investments of $470,000 with a single financial institution.


9.           SUBSEQUENT EVENTS (UNAUDITED):

     Consulting Agreement - In March 1996, the Company entered into a consulting agreement with a company (the "Consultant") that specializes in developing and implementing capitalization plans, including the utilization of debt capital in business operations. The initial term of the agreement is for two years and provides for minimum monthly cash payments of $17,500. However, these payments can be terminated if the Company has not completed a private placement of convertible debt securities for at least $1,000,000 (the "Series A Financing") within 90 days of the date of the related private placement memorandum.

          In addition to cash compensation, the Company agreed to grant warrants to purchase 1,000,000 shares of the Company's common stock. The exercise price of the warrants is $.75 per share and they expire in March 2001. However, the Company may elect to cancel warrants for 500,000 shares if the Series A Financing is not completed by September 1996. If the Series A Financing is completed, but a second offering for at least $2 million of debt and/or equity securities (the "Series B Financing") is not completed by March 1997, the Company may elect to cancel warrants for 250,000 shares. If the Consultant fails to meet other performance criteria set forth in the agreement, the Company may elect to cancel warrants for an additional 250,000 shares in March 1998. If the Consultant meets the performance criteria, the Consultant can elect to extend the agreement for one year.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          The Company also agreed to pay the Consultant a fee equal to 2% of the net proceeds from the Series A and B Financings and up to 7% from the net proceeds from any warrants which are exercised during the term of the agreement or up to six months after termination in certain circumstances. All of the compensation paid to the Consultant is limited to 15% of the gross proceeds generated from the Series A Financing, Series B financing, exercise of warrants, or other debt or equity financings that may be consummated during the term of the agreement.

          Upon completion of the Series A Financing, the Company agreed to use its best efforts to increase the size of its Board of Directors whereby two representatives of the Consultant may at their election, become members of the Board. Upon completion of the Series B Financing, the Company and the Consultant may mutually agree on the addition of another Board member who is affiliated with a substantial equity investor in the Company.

          Common Stock, Stock Options, and Warrants - In March 1996, the Board of Directors granted 38,050 shares of the Company's common stock to officers and employees as compensation for past services. The estimated fair value of the shares of approximately $35,000 is included in accrued expenses at December 31, 1995.

          In March 1996, the Board also granted options and warrants to purchase common to officers, directors, employees, and a consultant. All of the options and warrants expire in March 2001 and are summarized as follows:


                                            OPTIONS              WARRANTS
                                       -------------------   -------------------
                                       Exercise    Number    Exercise   Number
                                         Price   of Shares     Price   of Shares
                                       --------- ---------   --------  ---------

          President .................   $   1.00     8,900  $  .75     101,500
          Other Officers ............       1.00    56,000     --        --
          Directors .................       1.00     4,000     --        --
          Employees .................       1.00    17,500     --        --
          Consultant ................        --       --       .75     40,000


10.          SUPPLEMENTAL OIL AND GAS DISCLOSURES:

     CostsIncurred in Oil and Gas Producing Activities - The following is a summary of costs incurred in oil and gas producing activities for the years ended December 31, 1995 and 1994:

                                                      1995              1994
                                                   ----------         ----------

          Property acquisition costs .....         $   60,000         $    2,000
          Development costs ..............            161,000          1,923,000
          Exploration costs ..............               --              213,000
                                                   ----------         ----------
              Total ......................         $  221,000         $2,138,000
                                                   ==========         ==========

     Results of Operations from Oil and Gas Producing Activities - Results of operations from oil and gas producing activities (excluding natural gas marketing and trading, well administration fees, general and administrative expenses, and interest expense) for the years ended December 31, 1995 and 1994 are presented below.

                                                                 1995           1994
                                                             ----------       -----------
       Oil and gas sales:
             LGPCo .....................................     $   373,000      $   484,000
             Unaffiliated entities .....................       2,251,000        2,737,000
                                                             -----------      -----------
                Total oil and gas sales ................       2,624,000        3,221,000
        Exploration and abandonment expenses ...........         (19,000)        (316,000)
        Production costs ...............................      (1,617,000)      (2,190,000)
        Depletion, depreciation and impairment .........        (742,000)      (1,818,000)
        Imputed income tax benefit (provision) .........         (91,000)         408,000
                                                             -----------      -----------
        Results of operations from oil and
               gas producing activities ..................   $   155,000      $  (695,000)
                                                             ===========       ===========

     Oil and Gas Reserve Quantities (Unaudited) - Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods. The reserve data is based on studies prepared by the Company's independent petroleum engineers. Reserve esti mates require substantial judgment on the part of petroleum engineers resulting in imprecise determina tions, particularly with respect to new discoveries. Accordingly, it is expected that the estimates of reserves will change as future production and development information becomes available. Approximately 30% of the Company's proved developed reserves are currently non-producing as certain wells require workovers, recompletions, or construction of a gathering system to an existing gas pipeline at an estimated total cost of $1.5 million. All proved oil and gas reserves are located in the United States. The following table presents estimates of the Company's net proved oil and gas reserves, and changes therein for the years ended December 31, 1995 and 1994.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     Changes in Net Quantities of Proved Reserves (Unaudited)


                                                                              1995                                    1994
                                                                 -----------------------------        -----------------------------
                                                                     Oil               Gas                Oil                Gas
                                                                    (Bbls)            (Mcf)              (Bbls)             (Mcf)
                                                                 ----------         ----------         -----------        ---------

Proved reserves, beginning of year .....................         1,352,000          5,724,000          1,045,000          5,854,000
  Purchase of minerals in place ........................            38,000            447,000               --                 --
  Sale of minerals in place ............................           (14,000)          (107,000)              --                 --
  Extensions, discoveries, and
    other additions ....................................            82,000            382.000            401,000          1,987,000
  Revisions of previous estimates ......................           (43,000)           (98,000)            61,000         (1,574,000)
  Production ...........................................          (121,000)          (497,000)          (155,000)          (543,000)
                                                                ----------         ----------         ----------         ----------
Proved reserves, end of year ...........................         1,294,000          5,851,000          1,352,000          5,724,000
                                                                ==========         ==========         ==========         ==========
Proved developed reserves, end of year .................         1,014,000          4,302,000            794,000          4,206,000
                                                                ==========         ==========         ==========         ==========

     Standardized  Measure of  Discounted  Future Net Cash Flows  (Unaudited)  -
          Statement of Financial Accounting Standards No. 69 prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. The Company has followed these guidelines which are briefly discussed below.

          Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. Estimated future income taxes are computed using current statutory income tax rates including consideration for estimated future statutory depletion and tax credits. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

          The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect the Company's expectations for actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          The  following   summary  sets  forth the  Company's  future net cash
          flows relating to proved oil and gas reserves as of December 31, 1995 and 1994 based on the standardized measure prescribed in Statement of Financial Accounting Standards No. 69.


                                                                                             1995                           1994
                                                                                          -----------                  -----------

Future cash inflows ....................................................                 $ 32,620,000                  $ 32,422,000
Future production costs ................................................                  (13,871,000)                  (14,085,000)
Future development costs ...............................................                   (3,269,000)                   (4,321,000)
Future income tax expense ..............................................                   (1,800,000)                   (3,363,000)
                                                                                         ------------                  ------------
      Future net cash flows ............................................                   13,680,000                    10,653,000
10% annual discount for estimated
     timing of cash flow ...............................................                   (5,200,000)                   (4,153,000)
                                                                                         ------------                  ------------
Standardized Measure of Discounted
     Future Net Cash Flows .............................................                 $  8,480,000                  $  6,500,000
                                                                                         ============                  ============

     Changes in Standardized Measure (Unaudited) - The following are the principal sources of change in the standardized measure of discounted future net cash flows for the years ended December 31, 1995 and 1994:


                                                   1995           1994
                                               ------------   -----------

Standardized measure, beginning of year ....   $ 6,500,000    $ 5,294,000
Sale of oil and gas produced, net of .......         1,000)
     production costs ......................    (1,006,000)    (1,031,000)
Purchase of minerals in place ..............       228,000           --
Sale of minerals in place ..................       (80,000)          --
Net changes in prices and production costs .       617,000      1,871,000
Net changes in estimated development costs .       785,000     (1,257,000)
Revisions of previous quantity estimates ...      (803,000)      (171,000)
Discoveries, extensions, and other additions       620,000      2,018,000
Accretion of discount ......................       650,000        529,000
Changes in income taxes, net ...............       969,000       (753,000)
                                               -----------    -----------
Standardized Measure, end of year ..........   $ 8,480,000    $ 6,500,000
                                               ===========    ===========

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     Gas Plant (Unaudited) - The Company processes most of the natural gas from its properties in a gas plant owned by the Company. Since the revenues from the Company's properties are subject to agreements with royalty owners and, in some cases, other working interest owners, gas processing  agreements  have  been  entered  into  to  set  forth  the contractual arrangements for processing charges. Generally, the Company's processing fee consists of ownership of the natural gas liquids and a portion of the residue gas that results from processing. The Standardized Measure of Discounted Future Net Cash Flows shown above excludes the Company's share of the natural gas liquids and residue gas related to the Company's gas processing activities, as well as marketing and trading activities.

          The   Company's   independent  engineer  has  prepared  the  following
          estimates for the reserves related to these activities as of December 31, 1995.


                Future net revenues, discounted at 10% ..........   $1,068,000
                                                                    ==========
                Net quantities:
                   Natural gas (mcf) ............................    3,035,000
                   Liquids (bbls) ..............................       371,000

                                                   Pease Oil and Gas Company
                                                        and Subsidiaries
                                               Consolidated Financial Statements
                                                        December 31, 1995